UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

China XD Plastics Company Limited

(Name of the Issuer)

China XD Plastics Company Limited Faith Dawn Limited Faith Horizon Inc. Faith Abundant Limited Jie Han XD. Engineering Plastics Company Limited

 (Names of Persons Filing Statement)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

16948F107

(CUSIP Number)

China XD Plastics Company Limited No. 9 Dalian North Road Haping Road Centralized Industrial Park, Harbin Development Zone Heilongjiang Province People's Republic of China Tel: +86-451-8434-6600

Faith Dawn Limited

Faith Horizon Inc.

Faith Abundant Limited

Jie Han

XD. Engineering Plastics Company Limited

No. 9 Dalian North Road

Haping Road Centralized Industrial Park, Harbin Development Zone Heilongjiang Province

People's Republic of China

Tel: +86-451-8737-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Transactional Valuation	Amount of Filing Fee

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,558.11	Form or Registration No.: Schedule 14A

Filing Party: China XD Plastics Company Limited	Date Filed: September 9, 2020

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TABLE OF CONTENTS

		Page
Item 15	Additional Information	4
Item 16	Exhibits	4

3

INTRODUCTION

This Amendment No. 3 (this “Amendment No. 3”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China XD Plastics Company Limited, a Nevada corporation (the “Company”) and the issuer of the shares of common stock, par value $0.0001 per share (each, a “Common Share”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (b) Faith Dawn Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (c) Faith Horizon Inc., a Nevada corporation (“Merger Sub”), (d) Faith Abundant Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Holdco”), (e) Mr. Jie Han, the chairman of the board of directors of the Company (the “Board”) and chief executive officer of the Company (the “Chairman”), and (f) XD. Engineering Plastics Company Limited, a business company with limited liability incorporated under the laws of British Virgin Islands (“Chairman SPV”). The Chairman and Chairman SPV are collectively referred to as the “Rollover Stockholders”. Parent, Merger Sub, Holdco and the Rollover Stockholders are collectively referred to as the “Buyer Group”. This Amendment No. 3 amends and restates in its entirety information set forth in the Transaction Statement.

On June 15, 2020, Parent, Merger Sub and the Company entered into an agreement and plan of merger, as amended (the “merger agreement”), pursuant to which Merger Sub will merge with and into the Company (the “merger”) and cease to exist, with the Company continuing as the surviving corporation (the “surviving corporation”) and becoming a wholly-owned subsidiary of Parent. Merger Sub is currently beneficially owned by Parent. Parent is currently beneficially owned by Holdco.

By filing this Transaction Statement, the Filing Persons hereby withdraw the Schedule 13E-3 that was filed with the SEC on June 22, 2020, Amendment No. 1 to Schedule 13E-3 that was filed with the SEC on September 9, 2020 and Amendment No. 2 to Schedule 13E-3 that was filed with the SEC on September 30, 2020.

Item 15	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On May 8, 2021, the Company issued a notice of termination to Parent (the “Notice of Termination”) notifying Parent that the Company terminated the merger agreement pursuant to Section 9.1(c)(i) of the merger agreement, based on Parent and Merger Sub’s breaches of the merger agreement which breaches have given rise to the failure of several conditions set forth in Section 8.1 and Section 8.3 of the merger agreement. These breaches are not capable of being cured prior to the termination date of the merger agreement. Pursuant to the Notice of Termination, as a result of such termination, the Parent Termination Fee becomes due and payable to the Company by Parent.

On May 12, 2021, Parent sent a response letter, dated May 11, 2021, to the Company that while it disagrees with the allegations made in the Notice of Termination, Parent acknowledges that the Company can terminate the merger agreement pursuant to Section 9.1(c)(iii) of the merger agreement and thus agrees to pay the Parent Termination Fee pursuant to Section 9.3(b) of the merger agreement under that basis. As a result of the termination of the merger agreement, the merger will not be completed.

A copy of the Notice of Termination is filed as Exhibit (d)-(4) hereto and is incorporated by reference herein. A copy of the Response Letter send by Parent, dated May 11, 2021 is filed as Exhibit (d)-(5) hereto and is incorporated by reference herein.

Item 16	Exhibits

(d)-(4)	Notice of Termination, dated May 8, 2021, by the Company.

(d)-(5)	Response Letter, dated May 11, 2021, by Parent.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2021

China XD Plastics Company Limited

By:	/s/ Taylor ZHANG
Name: Taylor ZHANG
Title: Chief Financial Officer

Faith Dawn Limited

By:	/s/ Jie HAN
Name: Jie HAN
Title: Director

Faith Horizon Inc.

By:	/s/ Jie HAN
Name: Jie HAN
Title: Director

Faith Abundant Limited

By:	/s/ Jie HAN
Name: Jie HAN
Title: Director

Jie HAN

/s/ Jie HAN

XD. Engineering Plastics Company Limited

By:	/s/ Jie HAN
Name: Jie HAN
Title: Director

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Exhibit Index

(d)-(4)	Notice of Termination, dated May 8, 2021, by the Company

(d)-(5)	Response Letter, dated May 11, 2021, by Parent.